SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                       (Amendment No. 17)




                  AMERICAN FILTRONA CORPORATION
                      (Name of Issuer)



                         COMMON STOCK
                 (Title of Class of Securities)


                         026042101
                        (CUSIP Number)



Check the following box if a fee is being paid with this statement:

1)  Names of Reporting Persons S.S. or I.R.S. Identification
    Nos. of Above Persons

    R. H. Bunzl      ###-##-####

2)  Check the appropriate Box if a Member of a Group

    (a)

    (b)


3)  SEC Use Only


4)  Citizenship or Place of Organization   U.S.


Number of       (5)  Sole Voting Power       251,389
Shares Bene-
 ficially       (6)  Shared Voting Power     80,418
Owned by
Each Repor-     (7)  Sole Dispositive Power  251,389
 ting Person
With            (8)  Shared Dispositive Power  80,418


9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                       331,807


10)  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares


11)  Percent of Class Represented by Amount in Row (9)   8.88%


12)  Type of Reporting Person  IN

Item 1(a)      Name of Issuer:

               AMERICAN FILTRONA CORPORATION

Item 1(b)      Address of Issuer's Principal Executive Offices:

               3951 Westerre Parkway, Suite 300, Richmond,
               Virginia 23233

Item 2(a)      Name of Person Filing:

               R. H. Bunzl

Item 2(b) Address of Principal Business Office or, if none, residence:

               5540 Falmouth Street, Suite 305, Richmond,
               Virginia 23230

Item 2(c)      Citizenship:

               U.S.

Item 2(d)      Title of Class of Securities:

               Common Stock

Item 2(e)      CUSIP Number:

               026042101

Item 3         If this statement is filed pursuant to rule 13d-
               1(b) or 13d-2(b), check whether the person filing is a:

               Not applicable.

Item 4         Ownership:

               (a)  Amount Beneficially Owned:  331,807*

               (b)  Percent of Class:  8.88%

               (c)  Number of shares as to which such person has:

                      (i)     sole power to vote or direct the
                              vote - 251,389

                     (ii)     shared power to vote or to direct
                              the vote - 80,418*

                    (iii)     sole power to dispose of or to
                              direct the disposition of - 251,389

                     (iv)     shared power to dispose of or to
                              direct the disposition of - 80,418*

__________________

* The filing of this statement shall not be construed as an admission that R. H. Bunzl is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 80,418 shares described in Item 4(c)(ii) and
(iv).  See Item 6 below.

Item 5         Ownership of Five Percent or Less of a Class:

               Not applicable.

Item 6         Ownership of More than Five Percent on Behalf of
               Another Person:

               Of the 80,418 shares described in Item 4(c)(ii) and (iv) above, an aggregate of 80,000 shares are held in two trusts for the benefit of Esther M. Bunzl (R. H. Bunzl's wife) and others, the voting and investment power of which is shared by Sovran Bank, N.A., as trustee, and Esther M. Bunzl and Bennett L. Kight, as trust committee members; and the remainder of which are held by Esther M. Bunzl.

Item 7.        Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported on by the Parent Holding Company:

               Not applicable.

Item 9 Identification and Classification of Members of the Group:

               Not applicable.

Item 10        Certification:

               Not applicable.

Signature:

               After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         February 9, 1996
                                               DATE



                                             SIGNATURE

                                             /s/ R. H. Bunzl
                                             R. H. Bunzl
                                             NAME/TITLE